UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

NewStar Financial, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

65251F105
(CUSIP Number)

D.T. Ignacio Jayanti Corsair Capital LLC 717 Fifth Avenue, 24th Floor New York, NY 10022 Tel: (212) 224-9425
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

November 8, 2016
(Date of Event which Requires Filing of this Statement)

______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.65251F105	13D	Page 2 of 9

1.	NAMES OF REPORTING PERSONS Corsair Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 – See Item 5
	8.	SHARED VOTING POWER 4,263,075[1] – See Item 5
	9.	SOLE DISPOSITIVE POWER 0 – See Item 5
	10.	SHARED DISPOSITIVE POWER 4,263,075[2] – See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,263,075[2] – See Item 5

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

14.	TYPE OF REPORTING PERSON* 1A

1. This amount consists of (a) 3,812,268 shares held directly by Corsair III Financial Services Capital Partners, L.P. (“Corsair III”) (b) 187,732 shares held directly by Corsair III Financial Services Offshore 892 Partners, L.P. (“Corsair III Offshore”) and (c) 263,075 shares held directly by Corsair II, L.P., Corsair II Capital Partners, L.P.’s general partner.

2. This percentage is calculated based on 46,663,178 shares of the Issuer’s common stock outstanding as of August 1, 2016 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, filed on August 4, 2016.

CUSIP No.65251F105	13D	Page 3 of 9

1.	NAMES OF REPORTING PERSONS Corsair III Financial Services Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐
(b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 – See Item 5
	8.	SHARED VOTING POWER 3,812,268 – See Item 5
	9.	SOLE DISPOSITIVE POWER 0 – See Item 5
	10.	SHARED DISPOSITIVE POWER 3,812,268– See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,812,268 – See Item 5
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.17%[3] – See Item 5
14.	TYPE OF REPORTING PERSON* PN

3. This percentage is calculated based on 46,663,178 shares of the Issuer’s common stock outstanding as of August 1, 2016 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, filed on August 4, 2016.

CUSIP No.65251F105	13D	Page 4 of 9

1.	NAMES OF REPORTING PERSONS Corsair II Capital Partners, L.P. (f/k/a J.P. Morgan Corsair II Capital Partners, L.P.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐
(b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 – See Item 5
	8.	SHARED VOTING POWER 0– See Item 5
	9.	SOLE DISPOSITIVE POWER 0 – See Item 5
	10.	SHARED DISPOSITIVE POWER 0 – See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 – See Item 5
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% – See Item 5
14.	TYPE OF REPORTING PERSON* PN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 amends the Report on Schedule 13D, originally filed on December 7, 2007 (the “Original Schedule 13D”), as amended by the Amendment No. 1 filed on January 22, 2008 (the “Amendment No. 1 to the Schedule 13D”, together, with the Original Schedule 13D, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

 Item 2. Identity and Background.

 Item 3. Source and Amount of Funds or Other Consideration.

See Item 4, which is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

This Amendment No. 2 is being filed to report, as of November 8, 2016, the change in ownership of certain of the Reporting Persons as a result of a pro rata distribution effected by Corsair II Capital Partners, L.P. (f/k/a J.P. Morgan Corsair II Capital Partners, L.P.) (“Corsair II”). On November 8, 2016, Corsair II transferred 5,538,415 shares of Common Stock to its limited partners, which included 263,075 shares that were transferred to Corsair II, L.P., Corsair II’s general partner. The Reporting Persons filed a Form 4 on November 9, 2016 to report the in-kind distributions to its partners.

Item 5. Interest in Securities of the Issuer.

(a) - (b) For the purposes of Rule 13d-3 promulgated under the Exchange Act:

(i)	Corsair II beneficially owns, and has shared power to vote or dispose of, 0 shares of Common Stock, or 0% of the shares of Common Stock;

(ii)	Corsair III beneficially owns, and has shared power to vote or dispose of, 3,812,268 shares of Common Stock, or approximately 8.17% of the shares of Common Stock;

(iii)	Corsair III Offshore beneficially owns, and has shared power to vote or dispose of, 187,732 shares of Common Stock, or approximately 0.40% of the shares of Common Stock;

(iv)	Corsair Capital LLC may be deemed to beneficially own, and to share power to vote or dispose of, the 4,263,075 shares of Common Stock owned by Corsair III and Corsair III Offshore, or approximately 9.14% of the shares of Common Stock; and

(v)	Corsair III Management, L.P. may be deemed to beneficially own, and to share power to vote or dispose of, the 4,263,075 shares of Common Stock owned by Corsair III and Corsair III Offshore, or approximately 9.14% of the shares of Common Stock;

although each of Corsair Capital LLC, Corsair II L.P., Corsair II L.L.C., Corsair PTJB, LLC and Corsair III Management L.P., respectively, disclaims beneficial ownership of such securities.

The percentage ownership amounts presented in this Item 5(a)(i), (ii), (iii), (iv) and (v) are calculated based on 46,663,178 shares of Common Stock outstanding as of August 1, 2016 as reported in the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, filed on August 4, 2016.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

(c) Other than the securities purchases described in Item 4, above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as described herein, the Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Corsair II ceased to be the beneficial owner of more than 5% of Common Stock on November 8, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: November 9, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORSAIR CAPITAL LLC

Date:	November 9, 2016	By:	/s/ D.T. Ignacio Jayanti
			Name:	D.T. Ignacio Jayanti
			Title:	Managing Partner

CORSAIR III FINANCIAL SERVICES CAPITAL PARTNERS, L.P.

Date:	November 9, 2016	By:	/s/ D.T. Ignacio Jayanti
			Name:	D.T. Ignacio Jayanti
			Title:	Managing Partner

Corsair III Management, L.P., as General Partner By: Corsair Capital LLC, as General Partner
Date:	November 9, 2016	By:	/s/ D.T. Ignacio Jayanti
			Name:	D.T. Ignacio Jayant
			Title:	Managing Partner

Corsair II Capital Partners, L.P. By: Corsair II, L.P., as General Partner
Date:	November 9, 2016	By:	/s/ D.T. Ignacio Jayanti
			Name:	D.T. Ignacio Jayanti

SCHEDULE A

 OFFICERS AND MEMBERS
OF
CORSAIR CAPITAL LLC

The names of the members and the names and titles of the officers of Corsair Capital LLC are set forth below. The business address of each of the persons listed below is c/o Corsair Capital LLC, 717 Fifth Avenue, 24th Floor, New York, NY 10022. Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Corsair Capital LLC and each individual is a United States citizen.

Name	Title
Maximillian Management LLC	Member

Nicholas B. Paumgarten	Founder

Richard E. Thornburgh	Senior Adviser

D.T. Ignacio Jayanti[4]	Managing Partner

Lord E. Mervyn Davies of Abersoch[5] .	Chairman

Amy Knapp	Chief Operating Officer and Chief Financial Officer

4. Mr. Jayanti is a United Kingdom citizen and not a United States citizen.

5. Mr. Davies is a United Kingdom citizen and not a United States citizen.

SCHEDULE B

OFFICERS AND MANAGING MEMBER

OF

CORSAIR II, L.L.C.

The names of the managing member and the names and titles of the officers of Corsair II, L.L.C. are set forth below. The business address of each of the persons listed below is c/o Corsair Capital LLC, 717 5th Avenue, 24th Floor, New York, NY 10022. Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Corsair II, L.L.C. and each individual is a United States citizen.

Name	Title

Corsair PTJB, LLC	Managing Member

Nicholas B. Paumgarten	Founder

Richard E. Thornburgh	Senior Adviser

D.T. Ignacio Jayanti[6]	Managing Partner

Lord E. Mervyn Davies of Abersoch[7] .	Chairman

6. Mr. Jayanti is a United Kingdom citizen and not a United States citizen.

7. Mr. Davies is a United Kingdom citizen and not a United States citizen.